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Exhibit (a)(1)(D)

OFFER TO PURCHASE FOR CASH
All Outstanding Ordinary Shares of

PATHEON N.V.
at
$35.00 per share
by
THERMO FISHER (CN) LUXEMBOURG S.À R.L.
a wholly owned subsidiary of
THERMO FISHER SCIENTIFIC INC.

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON AUGUST 10, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

May 31, 2017

        To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We have been engaged by Thermo Fisher (CN) Luxembourg S.à r.l. ("Purchaser"), a private limited liability company (societé à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg and a wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation ("Thermo Fisher"), to act as Information Agent (the "Information Agent") in connection with Purchaser's offer to purchase all of the outstanding ordinary shares, par value €0.01 per share (the "Shares"), of Patheon N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 59564903 ("Patheon"), at a purchase price of $35.00 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash (the "Offer Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 31, 2017 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the "Offer") enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

        The Offer is not subject to a financing condition. Certain conditions to the Offer are described in Section 15—"Certain Conditions of the Offer" of the Offer to Purchase.

        For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

  1.
  The Offer to Purchase;

  2.
  The Solicitation/Recommendation Statement on Schedule 14D-9 of Patheon;

  3.
  The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients;

  4.
  A Notice of Guaranteed Delivery to be used to accept the Offer if the required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the "Depositary") prior to 9:00 a.m., New York City time, on August 10, 2017 (the "Expiration Time," unless the Offer is extended in accordance with the Purchase Agreement (as defined below), in which event "Expiration Time" will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire) or if the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Time;

  5.
  A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer; and

  6.
  A return envelope addressed to the "Depositary for your use only."

        We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 9:00 a.m., New York City time, on August 10, 2017, unless the Offer is extended or earlier terminated.

        The Offer is being made pursuant to a Purchase Agreement, dated as of May 15, 2017 (as it may be amended from time to time, the "Purchase Agreement"), by and between Thermo Fisher, Purchaser and Patheon. Unless the Offer is earlier terminated, the Offer will expire at the Expiration Time. The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will (and Thermo Fisher will cause Purchaser to), (a) at or as promptly as practicable following the Expiration Time (but in any event within two business days of the Expiration Time), accept for payment (the time of acceptance for payment, the "Acceptance Time") and (b) at or as promptly as practicable following the Acceptance Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) thereafter), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the "Offer Closing"). It is expected that following the Offer Closing, the listing of the Shares on the New York Stock Exchange will be terminated, Patheon will no longer be a publicly traded company, and the Shares will be deregistered under the Exchange Act, resulting in the cessation of Patheon's reporting obligations with respect to the Shares with the United States Securities and Exchange Commission.

        Following the Acceptance Time in accordance with the Purchase Agreement, Purchaser will (and Thermo Fisher will cause Purchaser to) provide for a subsequent offering period of at least 10 business days in accordance with Rule 14d-11 promulgated under the Exchange Act (the "Subsequent Offering Period"). In the event that prior to the expiration of the Subsequent Offering Period, Purchaser or one of its affiliates has publicly indicated its intention to, subject to the terms of the Purchase Agreement, effectuate the Asset Sale (as defined below), Purchaser will (and Thermo Fisher will cause Purchaser to) extend the Subsequent Offering Period for at least five business days to permit any remaining minority shareholders to tender their Shares in exchange for the Offer Consideration (such extension, the "Minority Exit Offering Period"). Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) or any delay in making payment for Shares.

        As promptly as practicable following the closing of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Thermo Fisher or Purchaser may, but is not required to, effectuate or cause to be effectuated a corporate reorganization of or involving Patheon and its subsidiaries (the "Post-Offer Reorganization"). The Post-Offer Reorganization will utilize processes available to Purchaser under Dutch law aimed at strengthening Thermo Fisher's direct or indirect control over Patheon or its assets and business operations. More specifically, the Asset Sale and Liquidation (both as defined below) and the Compulsory Acquisition (as defined below) would ensure that Purchaser or one of its affiliates becomes the owner of all or substantially all of Patheon's business operations from and after the consummation of such Post-Offer Reorganization. In the event that the Asset Sale and Liquidation (both as defined below) is implemented, any Patheon shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) will be offered or will receive cash in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes. In the event that a compulsory acquisition procedure (uitkoopprocedure) of non-tendered Shares as provided by Dutch law (the "Compulsory Acquisition") is implemented, then Shares held by non-tendering

Patheon shareholders will be acquired in accordance with Section 2:92a or Section 2:201a of the Dutch Civil Code. In that circumstance, the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) (the "Dutch Court") will determine the price to be paid for the non-tendered Shares. In such event, the Dutch Court has sole discretion to determine the per Share price to be paid for the non-tendered Shares. Such price may be greater than, equal to or less than the Offer Consideration. Such price may potentially be increased by statutory interest ("Dutch Statutory Interest") accrued at the rate applicable in The Netherlands (currently two percent per annum). The period for the calculation of the Dutch Statutory Interest would begin either (i) on the date on which the Offer Consideration became payable to Patheon shareholders who tendered their Shares to Purchaser in the Offer or (ii) under certain circumstances, from the date when the Dutch Court renders an interim judgment allowing the claim for the Compulsory Acquisition against the non-tendering shareholders for all of their Shares. The end of the period for the calculation of the Dutch Statutory Interest would be the date Purchaser pays for the Shares then owned by the non-tendering Patheon shareholders. In the event the Asset Sale and Liquidation (both as defined below) or the Compulsory Acquisition are consummated, Patheon will either be liquidated or become wholly owned by Purchaser.

        Purchaser and Thermo Fisher may, but are not required to, effectuate or cause to be effectuated the Post-Offer Reorganization by one or more of a variety of actions, potentially including (a) subject to the approval of the Asset Sale Resolutions (as defined below) by Patheon shareholders at the EGM (as defined below) (or any subsequent EGM) and achievement of the Asset Sale Threshold (as defined below) but not the Compulsory Acquisition Threshold (as defined below), a sale, transfer and assumption of the business of Patheon, including substantially all of the assets and liabilities of Patheon, to or by Purchaser (or an affiliate of Purchaser) (the "Asset Sale"), and the liquidation and dissolution of Patheon (the "Liquidation") and the Second Step Distribution (as defined below) or (b) if permissible under applicable law and if the Compulsory Acquisition Threshold (as defined below) has been achieved, the Compulsory Acquisition.

        If Patheon shareholders have adopted the Asset Sale Resolutions (as defined below), and if Purchaser or Thermo Fisher elects—after the closing of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period)—to proceed with the Asset Sale followed by the Liquidation and the Second Step Distribution (as defined below), and if the number of Shares validly tendered pursuant to the Offer and not properly withdrawn (including Shares tendered during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), together with the Shares owned by Thermo Fisher or its affiliates, represents at least 80% of Patheon's issued and outstanding capital (geplaatst en uitstaand kapitaal) (the "Asset Sale Threshold") but less than 95% of Patheon's issued and outstanding capital (geplaatst en uitstaand kapitaal) (the "Compulsory Acquisition Threshold"), then the cash purchase price in the Asset Sale would be an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by non-tendering Patheon shareholders immediately prior to the completion of the Asset Sale. Upon consummation of the Asset Sale, (a) Patheon will hold only the cash received in the Asset Sale and certain other immaterial assets and liabilities; (b) Purchaser (or an affiliate of Purchaser) would (i) own all of Patheon's business operations and (ii) be the principal shareholder in Patheon; and (c) the non-tendering Patheon shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. As soon as practicable following consummation of the Asset Sale, Patheon's liquidator would then complete the Liquidation in accordance with applicable Dutch procedures, with Purchaser (or an affiliate of Purchaser) providing certain funds and indemnities to enable Patheon's liquidator to make one or more advance liquidation distributions and a final liquidation distribution (collectively, the "Second Step Distribution"), whereby the initial advance liquidation distribution is expected to result in payment, through a settlement agent, to each non-tendering Patheon shareholder of an amount in cash equal to the Offer Consideration, without interest and less applicable withholding taxes, for each Share then owned by such non-tendering Patheon shareholder. No compensation will be paid to non-tendering Patheon shareholders for any administrative costs charged by banks in relation to the transfer of the Second Step Distribution to their bank account or otherwise.

        If the number of Shares owned by Thermo Fisher or its affiliates represents less than 100% but at least 95% of Patheon's issued and outstanding capital (geplaatst en uitstaand kapitaal), and Purchaser or Thermo Fisher elects to have Purchaser commence the Compulsory Acquisition, Purchaser would then complete the Post-Offer Reorganization by commencing a Compulsory Acquisition before the Dutch Court. The Dutch Court has sole discretion to determine the per Share price, which may be greater than, equal to, or less than the Offer Consideration (with such price potentially being increased by the Dutch Statutory Interest). Upon execution (tenuitvoerlegging) of the Dutch Court's ruling in the Compulsory Acquisition, each non-tendering Patheon shareholder will receive the per Share price determined by the Dutch Court and Purchaser will become the sole shareholder of Patheon.

        The applicable withholding taxes and other taxes, if any, imposed on non-tendering Patheon shareholders in respect of the Second Step Distribution or another Post-Offer Reorganization may be different from, and greater than, the taxes imposed upon such Patheon shareholders had they tendered their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) or if their Shares had been acquired by Purchaser by means of the Compulsory Acquisition. Shareholders are urged to consult with their tax advisers with regard to the tax consequences of tendering their shares pursuant to the Offer and the Post-Offer Reorganization.

        It is possible that Purchaser may not be able to, or may elect not to, implement any proposed Post-Offer Reorganization promptly after the consummation of the Offer, that such Post-Offer Reorganization may be delayed or that such Post-Offer Reorganization may not be able to, or may not, take place at all. Any Post-Offer Reorganization could be the subject of litigation, and a court could delay the Post-Offer Reorganization or prohibit it from occurring on the terms described in the Offer to Purchase, or from occurring at all. Moreover, even if Purchaser is able to effect any proposed Post-Offer Reorganization, the consideration that Patheon shareholders receive therefrom may be different than the consideration that they would have received had they tendered their Shares in the Offer or if their Shares had been acquired by Purchaser by means of the Compulsory Acquisition (and they may also be subject to additional taxes).

        After careful consideration, the board of directors (bestuur) of Patheon (the "Patheon Board") has unanimously, among other things, (a) determined that the Offer, the Purchase Agreement and the transactions contemplated by the Purchase Agreement (including the Asset Sale and the Liquidation and Second Step Distribution) are in the best interests of Patheon, its business and its shareholders, employees and other relevant stakeholders and (b) approved the Offer, the Purchase Agreement (including the execution, delivery and performance thereof) and the transactions contemplated by the Purchase Agreement.

        The Patheon Board unanimously recommends that Patheon shareholders accept the Offer and tender their Shares in the Offer. Furthermore, the Patheon Board unanimously recommends that you vote "FOR" each of the items that contemplates a vote of Patheon shareholders at the extraordinary general meeting of Patheon shareholders (the "EGM"). At the EGM, Patheon shareholders will be requested to vote on (a) (i) approval of the Asset Sale subject to the Asset Sale Threshold having been achieved, and (ii) the Liquidation, including the appointment of a liquidator of Patheon effective as of completion of the Asset Sale (collectively, the "Asset Sale Resolutions"), (b) certain amendments to Patheon's articles of association to become effective after the delisting of the Shares on the NYSE, including the conversion of Patheon from a public limited liability company (naamloze vennootschap or N.V.) to a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid or B.V.) under Dutch law, (c) the appointment of directors designated by Purchaser to the Patheon Board to replace certain current directors of Patheon who will resign from the Patheon Board effective as of the Offer Closing, and (d) other matters contemplated by the Purchase Agreement.

        A more complete description of the reasons that the Patheon Board approved the Offer and recommended that Patheon shareholders accept the Offer and tender their Shares pursuant to the Offer is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Patheon that Patheon is furnishing to Patheon shareholders in connection with the Offer.

        In order for a shareholder to validly tender Shares pursuant to the Offer, either (a) (i) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, alternatively an Agent's Message (as defined in Instruction 2 of the Letter of Transmittal) in lieu of a Letter of Transmittal in the case of tendering Shares held in "street" name by book-entry transfer); (ii) a confirmation of a book-entry transfer into the Depositary's account at the Depository Trust Company of the Shares tendered by book-entry transfer (pursuant to the procedures set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase); and (iii) any other documents required by the Letter of Transmittal, must all be received by the Depositary at its addresses set forth on the back cover of the Offer to Purchase, or (b) the tendering shareholder must comply with the guaranteed delivery procedures set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase. No alternative, conditional or contingent tenders will be accepted. Shares tendered by the Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition (as defined in the Offer to Purchase) unless and until such Shares to which such Notice of Guaranteed Delivery relates and the required documents are received by the Depositary prior to the Expiration Time.

        Except as set forth in the Offer to Purchase, neither Thermo Fisher nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 5 of the Letter of Transmittal.

        Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,
D.F. King & Co., Inc.

        Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005

Shareholders may call toll free: (800) 487-4870
Banks and brokers may call: (212) 269-5550
Email: pthn@dfking.com

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  May 31, 2017
The Information Agent for the Offer is: D.F. King & Co., Inc. 48 Wall Street New York, NY 10005